REVISED NOTIFICATION

Notification of Availability of Revised Investor Materials

Dear Investor:

Please find attached your revised form of proxy or voting instruction form for the Annual and Special Meeting of shareholders of Energy Fuels Inc. (the “Corporation”) to be held at the offices of Borden Ladner Gervais LLP, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario Canada M5H 3Y4 on Thursday, June 18, 2015 at 10:00 am (Toronto time) (the “Meeting”). The Annual and Special Meeting of shareholders of the Corporation that was originally scheduled for Tuesday, June 16, 2015 (the “Originally Scheduled Meeting”) to consider items 1 to 4 below is now being held on Thursday June 18, 2015 to consider items 1 to 5 set out below. The enclosed form of proxy or voting instruction form replaces the form of proxy or voting instruction form previously sent to shareholders relating to the Originally Scheduled Meeting.

The following matters will be considered and voted upon at the Meeting:

1.	Election of directors, as described under the heading “Election of Directors” in the management information circular of the Corporation dated May 21, 2015 (the “Circular”);

2.	Appointment of auditors, as described under the heading “Appointment of Auditors” in the Circular;

3.	Ratifying the extension of the Shareholder Rights Plan of the Corporation, as described under “Extension of Shareholder Rights Plan” in the Circular;

4.

Ratifying the 2015 Omnibus Equity Incentive Compensation Plan of the Corporation and the awards previously granted under such plan, as described under the heading “Approval of 2015 Omnibus Equity Incentive Compensation Plan” in the Circular;

5.

Approving the acquisition of all of the outstanding shares of Uranerz Energy Corporation (the “Transaction”) and the issuance of common shares of the Corporation as consideration for, or related to, the Transaction as detailed in the section entitled “Particulars of Matters Relating to the Proposed Acquisition of Uranerz” in the Circular; and

6.	Other business as may be properly brought before the meeting

Under recent changes to Canadian securities rules, Canadian companies are no longer required to distribute physical copies of certain annual meeting related materials such as management information circulars and annual financial statements to their investors. Instead, they may post electronic versions of such material on a website for investor review. This process, known as “notice-and-access”, directly benefits the Corporation through a substantial reduction in both postage and material costs and also helps the environment through a decrease in paper documents that are ultimately discarded.

Electronic copies of investor materials related to the Meeting, including the Management Information Circular, may therefore be found at and downloaded from www.meetingdocuments.com/cst/EFR or from the Corporation’s web page on SEDAR at www.sedar.com. Investors are reminded to review the Management Information Circular before voting at the Meeting.

You have a number of options to vote your proxy:

•	Fax your signed proxy to 1-866-781-3111

•	Return your signed proxy by mail using the enclosed business reply envelope

•	Scan and send your signed proxy to proxy@canstockta.com .

However you choose to vote, we must receive your vote by no later than 5:00 pm (Toronto time) on June 16, 2015, or if the Meeting is adjourned, no later than 10:00 am. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned. We also strongly encourage you to first review the matters under discussion for the meeting as described in the Management Information Circular at www.meetingdocuments.com/cst/EFR.

Should you wish to receive paper copies of investor materials related to the Meeting, or have any questions, please contact us at 1-888-433-6443 or fulfilment@canstockta.com prior to June 4, 2015 and we will send them within three business days, giving you sufficient time to vote your proxy. Following the Meeting, the documents will remain available at the website listed above for a period of one year.